Exhibit 99.1

PRESS RELEASE
Cascades Inc. 404 Marie-Victorin Blvd., P.O. Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone: 819-363-5100 Fax: 819-363-5155

Cascades starts the year with improved results for the first quarter of 2016

Kingsey Falls, Québec, May 5, 2016 - Cascades Inc. (TSX: CAS), a leader in the recovery and manufacturing of green packaging and tissue paper products, announces its unaudited financial results for the three-month period ended March 31, 2016.

Q1 2016 Highlights

•	Sales of $1,003 million

(compared to $975 million in Q4 2015 (+3%) and $910 million in Q1 2015 (+10%))

•	Excluding specific items
◦	OIBD of $106 million

(compared to $104 million in Q4 2015 (+2%) and $85 million in Q1 2015 (+25%))

◦	Net earnings per common share of $0.35

(compared to $0.23 in Q4 2015 and $0.18 in Q1 2015)

◦	Greenpac contribution to net earnings per common share: $0.04

(compared to $0.03 in Q4 2015 and $0.03 in Q1 2015)

•	Including specific items
◦	OIBD of $120 million

(compared to $44 million in Q4 2015 (+173%) and $72 million in Q1 2015 (+67%))

◦	Net earnings per common share of $0.79

(compared to a net loss of $0.81 in Q4 2015 and a net loss of $0.37 in Q1 2015)

•	Net debt of $1,684 million (compared to $1,721 million as at December 31, 2015) and net debt to OIBD ratio down from 4.0x to 3.8x

Mr. Mario Plourde, President and Chief Executive Officer, commented on the first quarter results: "We are pleased with our first quarter financial results. Despite seasonality, our operations delivered an improvement on a consolidated basis, both on a sequential and a year-over-year basis.

The 25% increase in OIBD compared to the first quarter of last year was largely driven by the strong performance of our Tissue Papers Group, which more than doubled its OIBD due to a combination of higher volume, lower fibre and energy costs and favorable average selling prices. In addition, our Containerboard and Specialty Products Groups successfully increased their OIBD by 6% and 40%, respectively, as the results of both groups benefited from higher volumes and lower production costs. Quarterly sales and OIBD levels in North America benefited from a 10% decrease in the value of the Canadian dollar. Results in Europe were slightly weaker due primarily to lower shipments. On a sequential basis, OIBD slightly increased due to a 4% increase in volume and lower corporate costs, the benefits of which were partially offset by lower average selling prices. The Greenpac mill continued to deliver significant growth in the production of its premium lightweight grade, which represented 75% of its total quarterly production. Greenpac's contribution to our earnings per share excluding specifics items increased to $0.04 during the quarter, from $0.03 in the fourth quarter of 2015.

Finally, the sequential decrease in our debt was mainly the result of the strengthening of the Canadian dollar at the end of the quarter which was partially offset by seasonal investments in working capital. Our net debt to OIBD ratio now stands at 3.8x, bringing us closer to our targeted range of 3.0x to 3.5x."

Mr. Plourde also announced that the company’s containerboard division, currently known as Norampac, will be renamed Cascades Containerboard Packaging beginning August 1st. The goal of this decision is to simplify the company brand and reinforce the way we are presented and perceived in our markets. By adopting the Cascades name, both Cascades and Norampac will benefit from an extended North American visibility.

Financial Summary

Segmented OIBD excluding specific items 1

(in millions of Canadian dollars) (unaudited)	Q1 2016	Q4 2015	Q1 2015

Packaging Products
Containerboard	55	56	52
Boxboard Europe	16	13	17
Specialty Products	14	16	10

Tissue Papers	34	38	15

Corporate Activities	(13)	(19)	(9)
OIBD excluding specific items	106	104	85
1 - Refer to "Supplemental Information on Non-IFRS Measures" section.

Selected consolidated information

(in millions of Canadian dollars, except amounts per share) (unaudited)	Q1 2016	Q4 2015	Q1 2015

Sales	1,003	975	910
Excluding specific items[1]
Operating income before depreciation and amortization (OIBD)	106	104	85
Operating income	59	47	41
Net earnings	34	22	17
per common share	$0.35	$0.23	$0.18
Margin (OIBD)	10.6%	10.7%	9.3%
As reported
Operating income before depreciation and amortization (OIBD)	120	44	72
Operating income (loss)	73	(13)	28
Net earnings (loss)	75	(76)	(35)
per common share	$0.79	$(0.81)	$(0.37)
1 - Refer to "Supplemental Information on Non-IFRS Measures" section.

Analysis of results for the three-month period ended March 31, 2016 (compared to the same period last year)

Sales increased by 10% to $1,003 million compared to the same period last year, reflecting higher shipments in all of our groups, except in Europe, and higher average selling prices, combined with the positive financial impact of the lower Canadian dollar.

Operating income, excluding specific items, increased from $28 million in the first quarter of 2015 to $73 million in the first quarter of 2016. This improvement is attributable to the above-mentioned factors, combined with lower raw materials and energy costs. Partially offsetting these benefits were higher production and maintenance costs, in addition to some production downtimes that were taken during the quarter.

When including specific items, operating income amounted to $59 million in comparison to $41 million for the same period last year. In the first quarter of 2016, the following specific items, before income taxes, impacted our operating income and/or net earnings:

•	a $14 million unrealized gain on derivative financial instruments (operating income and net earnings);
•	a $36 million foreign exchange gain on long-term debt and financial instruments (net earnings);

Net earnings excluding specific items amounted to $34 million ($0.35 per share) in the first quarter of 2016 compared to $17 million ($0.18 per share) for the same period in 2015. Including specific items, net earnings amounted to $75 million ($0.79 per share) in the first quarter of 2016 compared to a net loss of $35 million ($0.37 per share) in the same period in 2015.

Analysis of results for the three-month period ended March 31, 2016 (compared to the previous quarter)

On a sequential basis, sales increased by 3% to $1,003 million, a result of higher shipments in all segments except for Tissue, and favorable foreign exchange rates. These factors were partially offset by lower average selling prices.

Operating income, excluding specific items, increased from $47 million in the fourth quarter of 2015 to $59 million in the first quarter of 2016. This improvement is attributable to a combination of the factors mentioned above and lower corporate costs and depreciation expense.

For further details, see the tables on IFRS and non-IFRS measures reconciliation, included herewith.

Near-Term Outlook

Commenting on the near-term outlook for Cascades, Mr. Plourde added: “We are focused on continuing to build on the improved results that we achieved for the first quarter. Combined with the current state of our markets and the fact that we do not anticipate any significant change in the prices of raw materials or energy in the short term, we remain confident that we will execute well in 2016. Despite recent North American price decreases in Containerboard and the recent strengthening of the Canadian dollar, our packaging groups should continue to deliver solid performances as they enter a period of seasonally improved market conditions over the next two quarters. In a similar view, we anticipate that our Tissue Papers Group will continue to benefit from improved sales and cost reduction initiatives, while market conditions in Europe are expected to remain soft as order intake continues to lag the pace achieved last year. Notwithstanding the fact that business conditions may be volatile, we will continue to carefully manage our financial situation in order to direct a significant portion of our free cash flow to debt reduction."

Dividend on common shares and normal course issuer bid

The Board of Directors of Cascades declared a quarterly dividend of $0.04 per share to be paid June 3, 2016 to shareholders of record at the close of business on May 27, 2016. This dividend paid by Cascades is an "eligible dividend" as per the Income Tax Act (Bill C-28, Canada).

In the first quarter of 2016, Cascades purchased for cancellation 586,174 shares at an average price of $8.57 representing an aggregate amount of approximately $5 million.

Conference call information

Management will discuss the 2016 first quarter financial results during a conference call to be held today at 1:00 p.m.

Financial analysts, investors, media and other interested individuals are invited to listen to the conference call by dialing 1-866-229-4144 and by using the access code 9334723#. The conference call, including the investor presentation, will also be broadcast live on the Cascades corporate website (www.cascades.com, Investors tab on the Home page). The broadcast replay will be available on the Cascades corporate website and by phone until May 20, 2016 by dialing 1-888-843-7419 and by using the access code 9334723#.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Corporation employs 11,000 employees, who work in close to 90 units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to serve its clients with innovative products. Cascades' shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation's products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Corporation's Securities and Exchange Commission filings.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	March 31, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents	68	60
Accounts receivable	558	540
Current income tax assets	26	30
Inventories	483	494
Financial assets	1	1
	1,136	1,125
Long-term assets
Investments in associates and joint ventures	315	322
Property, plant and equipment	1,579	1,608
Intangible assets with finite useful life	173	174
Financial assets	14	12
Other assets	61	80
Deferred income tax assets	175	181
Goodwill and other intangible assets with indefinite useful life	342	346
	3,795	3,848
Liabilities and Equity
Current liabilities
Bank loans and advances	33	37
Trade and other payables	566	613
Current income tax liabilities	1	1
Current portion of long-term debt	33	34
Current portion of provisions for contingencies and charges	4	5
Current portion of financial liabilities and other liabilities	33	37
	670	727
Long-term liabilities
Long-term debt	1,686	1,710
Provisions for contingencies and charges	30	34
Financial liabilities	38	47
Other liabilities	182	178
Deferred income tax liabilities	189	189
	2,795	2,885
Equity attributable to Shareholders
Capital stock	487	490
Contributed surplus	16	17
Retained earnings	443	387
Accumulated other comprehensive loss	(42)	(27)
	904	867
Non-controlling interest	96	96
Total equity	1,000	963
	3,795	3,848

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

	For the 3-month periods ended March 31,
(in millions of Canadian dollars, except per-common share amounts and number of common shares) (unaudited)	2016	2015
Sales	1,003	910
Cost of sales and expenses
Cost of sales (including depreciation and amortization of $47 million; 2015 — $44 million)	846	784
Selling and administrative expenses	93	86
Foreign exchange loss (gain)	1	(2)
Loss (gain) on derivative financial instruments	(10)	14
	930	882
Operating income	73	28
Financing expense	24	24
Interest expense on employee future benefits	1	2
Foreign exchange loss (gain) on long-term debt and financial instruments	(36)	45
Share of results of associates and joint ventures	(14)	(4)
Profit (loss) before income taxes	98	(39)
Provision for (recovery of) income taxes	21	(4)
Net earnings (loss) from continuing operations including non-controlling interest for the period	77	(35)
Net earnings from discontinued operations	—	2
Net earnings (loss) including non-controlling interest for the period	77	(33)
Net earnings attributable to non-controlling interest	2	2
Net earnings (loss) attributable to Shareholders for the period	75	(35)
Net earnings (loss) from continuing operations per common share
Basic	$0.79	$(0.39)
Diluted	$0.77	$(0.39)
Net earnings (loss) per common share
Basic	$0.79	$(0.37)
Diluted	$0.77	$(0.37)
Weighted average basic number of common shares outstanding	95,342,378	94,200,710
Weighted average number of diluted common shares	97,507,798	96,027,450

Net earnings (loss) attributable to Shareholders:
Continuing operations	75	(37)
Discontinued operations	—	2
Net earnings (loss)	75	(35)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2016	2015
Net earnings (loss) including non-controlling interest for the period	77	(33)
Other comprehensive income (loss)
Items that may be reclassified subsequently to earnings
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	(45)	45
Change in foreign currency translation related to net investment hedging activities	38	(48)
Income taxes	(5)	6
Cash flow hedges
Change in fair value of foreign exchange forward contracts	—	1
Change in fair value of interest rate swaps	(5)	4
Change in fair value of commodity derivative financial instruments	(1)	2
Income taxes	2	(5)
Available-for-sale financial assets	(1)	2
	(17)	7
Items that are reclassified to retained earnings
Actuarial gain (loss) on post-employment benefit obligations	(19)	1
Income taxes	5	—
	(14)	1
Other comprehensive income (loss)	(31)	8
Comprehensive income (loss) including non-controlling interest for the period	46	(25)
Comprehensive income (loss) attributable to non-controlling interest for the period	—	(1)
Comprehensive income (loss) attributable to Shareholders for the period	46	(24)
Comprehensive income (loss) attributable to Shareholders:
Continuing operations	46	(26)
Discontinued operations	—	2
Comprehensive income (loss)	46	(24)

CONSOLIDATED STATEMENTS OF EQUITY

	For the 3-month period ended March 31, 2016
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON- CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of period	490	17	387	(27)	867	96	963
Comprehensive income (loss)
Net earnings	—	—	75	—	75	2	77
Other comprehensive loss	—	—	(14)	(15)	(29)	(2)	(31)
	—	—	61	(15)	46	—	46
Dividends	—	—	(4)	—	(4)	—	(4)
Redemption of common shares	(3)	(1)	(1)	—	(5)	—	(5)
Balance - End of period	487	16	443	(42)	904	96	1,000

	For the 3-month period ended March 31, 2015
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON- CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of period	483	18	454	(62)	893	110	1,003
Comprehensive income (loss)
Net earnings (loss)	—	—	(35)	—	(35)	2	(33)
Other comprehensive income (loss)	—	—	1	10	11	(3)	8
	—	—	(34)	10	(24)	(1)	(25)
Dividends	—	—	(4)	—	(4)	—	(4)
Stock options	—	1	—	—	1	—	1
Balance - End of period	483	19	416	(52)	866	109	975

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2016	2015
Operating activities from continuing operations
Net earnings (loss) attributable to Shareholders for the period	75	(35)
Net earnings from discontinued operations	—	(2)
Net earnings (loss) from continuing operations	75	(37)
Adjustments for:
Financing expense and interest expense on employee future benefits	25	26
Depreciation and amortization	47	44
Unrealized loss (gain) on derivative financial instruments	(14)	13
Foreign exchange loss (gain) on long-term debt and financial instruments	(36)	45
Provision for (recovery of) income taxes	21	(4)
Share of results of associates and joint ventures	(14)	(4)
Net earnings attributable to non-controlling interest	2	2
Net financing expense paid	(44)	(44)
Net income taxes received (paid)	1	(5)
Dividend received	3	2
Employee future benefits and others	(10)	(3)
	56	35
Changes in non-cash working capital components	(33)	(26)
	23	9
Investing activities from continuing operations
Payments for property, plant and equipment	(55)	(35)
Proceeds on disposals of property, plant and equipment	1	—
Change in intangible and other assets	(2)	(1)
	(56)	(36)
Financing activities from continuing operations
Bank loans and advances	(2)	(6)
Change in revolving credit facilities	57	1
Increase in other long-term debt	1	1
Payments of other long-term debt	(5)	(6)
Redemption of common shares	(5)	—
Dividends paid to the Corporation's Shareholders	(4)	(4)
	42	(14)
Change in cash and cash equivalents during the period from continuing operations	9	(41)
Change in cash and cash equivalents during the period from discontinued operations	—	41
Net change in cash and cash equivalents during the period	9	—
Currency translation on cash and cash equivalents	(1)	(1)
Cash and cash equivalents - Beginning of period	60	29
Cash and cash equivalents - End of period	68	28

SEGMENTED INFORMATION

The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (“IFRS”); however, the chief operating decision-maker (“CODM”) uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation's accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2015.

The Corporation's operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and assessment of the Corporation's performance, and is therefore the CODM.

The Corporation's operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which constitutes the Packaging Products of the Corporation) and Tissue Papers.

	SALES
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2016	2015
Packaging Products
Containerboard	336	300
Boxboard Europe	219	216
Specialty Products	149	135
Intersegment sales	(15)	(12)
	689	639
Tissue Papers	320	274
Intersegment sales and others	(6)	(3)
	1,003	910

	OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION (OIBD)
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2016	2015
Packaging Products
Containerboard	55	52
Boxboard Europe	16	17
Specialty Products	14	10
	85	79
Tissue Papers	34	15
Corporate	1	(22)
Operating income before depreciation and amortization	120	72
Depreciation and amortization	(47)	(44)
Financing expense and interest expense on employee future benefits	(25)	(26)
Foreign exchange loss (gain) on long-term debt and financial instruments	36	(45)
Share of results of associates and joint ventures	14	4
Profit (loss) before income taxes	98	(39)

	PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2016	2015
Packaging Products
Containerboard	16	6
Boxboard Europe	4	2
Specialty Products	8	2
	28	10
Tissue Papers	11	20
Corporate	11	1
Total acquisitions	50	31
Proceeds on disposals of property, plant and equipment	(1)	—
Capital-lease acquisitions	(7)	(3)
	42	28
Acquisitions of property, plant and equipment included in ''Trade and other payables''
Beginning of period	20	20
End of period	(8)	(13)
Payments for property, plant and equipment net of proceeds on disposals	54	35

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

Operating income before depreciation and amortization, earnings before interest, income taxes, depreciation and amortization and operating income are not measures of performance under IFRS. The Corporation includes operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization and operating income because they are measures used by management to assess the operating and financial performance of the Corporation's operating segments. Additionally, the Corporation believes that these items provide additional measures often used by investors to assess a company's operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization and operating income do not represent, and should not be used as a substitute for, net earnings or cash flows from operating activities as determined in accordance with IFRS, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization and operating income may differ from those of other companies.

Operating income before depreciation and amortization excluding specific items, earnings before interest, income taxes, depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items and net earnings per common share excluding specific items are non-IFRS measures. The Corporation believes that it is useful for investors to be aware of specific items that have adversely or positively affected its IFRS measures, and that the above mentioned non-IFRS measures provide investors with a measure of performance with which to compare its results between periods without regard to these specific items. The Corporation's measures excluding specific items have no standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

The specific items excluded from OIBD, operating income, financing expense, net earnings and cash flow from operations mainly include charges for (reversals of) impairment of assets, charges for facility or machine closures, accelerated depreciation of assets due to restructuring measures, debt restructuring charges, gains or losses on the acquisition or sale of a business unit, discontinued operations, gains or losses on the share of results of associates and joint ventures, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, unrealized gains or losses on interest rate swaps, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature. Although we consider these items to be non-recurring and less relevant to evaluating our performance, some of them might take place in the future and will reduce the cash available to us.

The following table reconciles net earnings (loss) and net earnings (loss) per common share with net earnings excluding specific items and net earnings per share excluding specific items:

(in millions of Canadian dollars, except amounts per share) (unaudited)	Net earnings (loss)			Net earnings (loss) per share [1]
	Q1 2016	Q4 2015	Q1 2015	Q1 2016	Q4 2015	Q1 2015

As per IFRS	75	(76)	(35)	$0.79	$(0.81)	$(0.37)
Specific items:
Impairment charges	—	57	—	—	$0.59	—
Restructuring gain	—	(1)	—	—	$(0.01)	—
Unrealized loss (gain) on derivative financial instruments	(14)	4	13	$(0.11)	$0.03	$0.10
Foreign exchange loss (gain) on long-term debt and financial instruments	(36)	23	45	$(0.33)	$0.20	$0.41
Share of results of associates, joint ventures and non-controlling interest	—	3	5	—	$0.03	$0.05
Included in discontinued operations, net of tax	—	—	(1)	—	—	$(0.01)
Tax effect on specific items, other tax adjustments and attributable to non-controlling interest [1]	9	12	(10)	—	$0.20	—
	(41)	98	52	$(0.44)	$1.04	$0.55
Excluding specific items	34	22	17	$0.35	$0.23	$0.18
Note 1 : Specific amounts per share are calculated on an after-tax basis and net of the portion attributable to non-controlling interest.

Net earnings (loss), which is a performance measure defined by IFRS, is reconciled below with operating income (loss), operating income excluding specific items and operating income before depreciation excluding specific items or earnings before interest, income taxes, depreciation and amortization excluding specific items:

(in millions of Canadian dollars) (unaudited)	Q1 2016	Q4 2015	Q1 2015

Net earnings (loss) attributable to Shareholders for the period	75	(76)	(35)
Net earnings attributable to non-controlling interest	2	1	2
Net earnings from discontinued operations	—	(1)	(2)
Provision for (recovery of) income taxes	21	23	(4)
Share of results of associates and joint ventures	(14)	(6)	(4)
Foreign exchange loss (gain) on long-term debt and financial instruments	(36)	23	45
Financing expense and interest on future employee benefits	25	23	26
Operating income (loss)	73	(13)	28
Specific items :
Impairment charges	—	57	—
Restructuring gain	—	(1)	—
Unrealized loss (gain) on derivative financial instruments	(14)	4	13
	(14)	60	13
Operating income - excluding specific items	59	47	41
Depreciation and amortization	47	57	44
Operating income before depreciation and amortization (OIBD) - excluding specific items	106	104	85

For further information:

Media:	Source:
Hugo D'Amours	Allan Hogg
Vice-President, Communications and Public Affairs	Vice-President and Chief Financial Officer
819-363-5184

Investors:	Follow us on social media:
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